Exhibit 99.1

Damon Inc. Announces CFO Transition

Vancouver, British Columbia – (Newsfile Corp. - February 9, 2026) - Damon Inc. (OTCID: DMNIF) (“Damon” or the “Company”), a designer and developer of electric motorcycles and other personal mobility products that seek to empower the personal mobility sector through innovation, has appointed Dino Mariutti, a current contract consultant to the Company, as Interim Chief Financial Officer. He succeeds Bal Bhullar, who informed the Company of her resignation to pursue new opportunities. Ms. Bhullar joined Damon in February 2024.

“We are pleased to welcome Dino as Interim CFO,” said Dominique Kwong, CEO of Damon, Inc. “Dino has worked closely with Damon since 2017 and brings deep operational and financial insight to the Company.”

Dino Mariutti is an entrepreneur and senior advisor with over 17 years of experience supporting innovative companies across mobility, technology, and advanced manufacturing. Mr. Mariutti serves as a contract consultant to Damon Inc. and has worked with Damon in various capacities since 2017. Mr. Mariutti has founded and led multiple ventures, including IRIS Heads Up Display, an automotive safety technology company featured in The New York Times. He has held senior operational and advisory roles at international engineering and manufacturing firms. He holds an MBA from UCL School of Management, completed executive finance education at Saïd Business School, University of Oxford, and has formal training in computer science and mechanical manufacturing engineering from the British Columbia Institute of Technology.

The Company has determined that, as at December 31, 2025, it continued to satisfy the definition of “foreign private issuer” under the rules and regulations of the U.S. Securities Act of 1933, as amended, and the U.S. Securities Exchange Act of 1934, as amended. As a result, the Company has decided to begin using the forms and rules designated for foreign private issuers, and will begin filing with the U.S. Securities and Exchange Commission Annual Reports on Form 20-F and Reports of Foreign Private Issuer on Form 6-K.

About Damon

Damon Inc. is a designer and developer of personal mobility products and technology solutions that integrate AI-driven safety systems, smart electrification, and user-driven design to revolutionize sustainable transportation. Operating across four potential revenue verticals - Data Intelligence & Services, Engineering Services, Personal Mobility Products, and Special Projects – Damon believes it is positioned to capture a significant share of the $40B global electric two-wheeler market by 20301. The company distinguishes itself through its integrated ecosystem approach, combining advanced data analytics and engineering expertise, while seeking to enter into strategic partnerships with OEMs and Tier 1 suppliers. Damon emphasizes accessible mobility solutions while leveraging its proprietary AI-driven safety systems and intelligent energy management technology to deliver superior performance and operational efficiency in the urban and business mobility space. For more information, please visit www.damon.com.

Investor Relations Contact:

James Carbonara

646.755.7412

James@haydenir.com

FORWARD LOOKING STATEMENTS

This press release, including any materials referenced herein, contains forward-looking information or forward-looking statements under applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”) that reflect current expectations and projections of Damon Inc. (“Damon”) about its future development. When used in this press release, forward-looking statements can be identified by the use of words such as “may,” or by such words as “will,” “intend,” “believe,” “estimate,” “consider,” “expect,” “anticipate,” and “objective” and similar expressions or variations of such words. Forward-looking statements are, by their nature, not guarantees of Damon’s future operational or financial performance and are subject to risks and uncertainties and other factors that could cause Damon’s actual results, performance, prospects, or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. No representation or warranty is intended with respect to anticipated future results, or that estimates, or projections will be sustained.

In developing the forward-looking statements in this press release, we have applied several material assumptions, including the general business and economic conditions of the industries and countries in which Damon operates, and general market conditions. Many risks, uncertainties, and other factors could cause the actual results of Damon to differ materially from the results, performance, achievements, or developments expressed or implied by such forward-looking statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to, our history of losses, our ability to implement our growth strategy, generate revenue and achieve profitability, our limited operating history with recent acquisitions, our ability to obtain adequate financing as needed, our ability to continue as a going concern, our status as a foreign private issuer, impact of our recent delisting from Nasdaq, our ability to establish and sustain an active trading market on an over-the-counter market maintained by OTC Markets Group Inc., customer demand for or acceptance of our products and services, our ability to enter into strategic partnerships with OEMs and Tier 1 suppliers, the impact of competitive or alternative products, technologies, and pricing, emerging competition and rapidly advancing technology that may outpace our own, our ability to manufacture or distribute products and services and secure strategic supply, manufacturing, licensing and distribution arrangements, our ability to protect our intellectual property, our ability to protect user data and user information, impact of any changes in existing or future regulatory and tax regimes applying to our business, our ability to successfully consummate strategic transactions and integrate companies or technologies we acquire, our ability to attract and retain management and employees with specialized knowledge and technical skills, our ability to develop and maintain effective internal controls, general economic conditions and events and the impact they may have on us and our customers, including but not limited to escalating tariff and non-tariff trade measures imposed by the United States and other countries, increases in inflation rates and rates of interest, supply chain challenges, increased costs for materials and labor, cybersecurity threats, and conflicts such as those in Russia/Ukraine, Israel/Hamas and Iran, our success at managing the risks involved in the foregoing items, and other risk factors discussed in our periodic and current reports and registration statements filed with the U.S. Securities and Exchange Commission and the British Columbia Securities Commission.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of the press release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, events may differ materially from current expectations. Damon disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required pursuant to applicable securities law. All forward-looking statements contained in the press release are expressly qualified in their entirety by this cautionary statement.